# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PAVmed Inc., CIK 0001624326
CUSIP: 70387R403
Title of class of securities: Common Stock, Par Value $0.001 Per Share
Address of issuer's principal executive offices: 360 MADISON AVENUE, 25TH FLOOR, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000728083

## Reporting persons
- FIRST MANHATTAN CO. LLC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 700,000; shared voting power 14,100; sole dispositive power 700,000; shared dispositive power 14,100; aggregate amount beneficially owned 714,100 (4.3% of the class)

## Item 1. Issuer
Name of issuer: PAVmed Inc.
Address of issuer's principal executive offices: 360 MADISON AVENUE, 25TH FLOOR, NEW YORK, NEW YORK, 10017.

## Item 2. Person Filing
Name of person filing: First Manhattan Co. LLC
Address of principal business office or, if none, residence:
399 Park Avenue
New York, NY 10022
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 714,100
Percent of class: 4.25%
Sole power to vote or to direct the vote: 700,000
Shared power to vote or to direct the vote: 14,100
Sole power to dispose or to direct the disposition: 700,000
Shared power to dispose or to direct the disposition: 14,100

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- FIRST MANHATTAN CO. LLC.: Jeremy Covino, Chief Compliance Officer (05/15/2025)